November 9, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Adcare Health Systems, Inc. Registration Statement on Form SB-2 File No. 333-131542
Dear Securities and Exchange Commission:
     Please be advised that Adcare Health Systems, Inc. hereby modifies our November 7, 2006 Letter to the Securities and Exchange Commission concerning the requested time of effectiveness and concurs with the request of Newbridge Securities Corporation, as Underwriter, that the above-referenced Registration Statement become effective at 5:00 p.m. today.

Very truly yours,

Adcare Health Systems, Inc.

By:	/s/ David A. Tenwick

David A. Tenwick, Chairman